SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 15, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐       No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐       No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐       No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis starts US shipment of Fluvirin® allowing for early influenza vaccination of millions of Americans

•                  Early availability of injectable influenza vaccine in the US allows for advanced roll-out of immunization programs

•                  More than 40 million doses of Fluvirin expected to be made available during 2007/2008 flu season, including 20 million before the end of September

Basel, August 16, 2007 – Novartis announced today the availability in the US of the first shipments of Fluvirin® influenza virus vaccine for the 2007/08 season.

An estimated 40 million doses of Fluvirin are planned to be shipped to the US for the upcoming season, of which nearly seven million have already been made available to support the rollout of annual influenza immunization programs nationwide.

More than 200 million people in the US are considered to be in groups recommended to get an influenza vaccination annually. According to the Centers for Disease Control and Prevention (CDC), the best defense for people who want to reduce the risk of becoming ill with influenza, or of transmitting the disease to others, is to receive an annual vaccination. Early and sustained availability of influenza vaccine also provides a greater window of opportunity for more people to get vaccinations.

“Novartis Vaccines is committed to supporting public health efforts by continuing to provide a reliable supply of influenza vaccine as early as possible,” said Joerg Reinhardt, CEO of Novartis Vaccines and Diagnostics. “By delivering influenza vaccine to healthcare providers early, we are contributing to ensure early immunization programs may be initiated nationwide. We also encourage people to follow the CDC’s recommendation to get vaccinated against influenza.”

As previously announced, Novartis Vaccines plans to provide approximately 40 million doses of its Fluvirin vaccine to the US this year. At least 20 million of these doses are planned for delivery by the end of September, with all doses expected to be delivered by the end of October. The first lots of Fluvirin vaccine were released on August 8, 2007 by the US Food and Drug Administration’s (FDA) Center for Biologics Evaluation and Research (CBER), making it the first trivalent inactivated influenza vaccine (TIV) available for the 2007/08 season.

“For the second year in a row, Novartis has delivered a substantial amount of influenza vaccine to the US market in early August to facilitate early vaccinations, particularly of high-risk population,” said Rajiv De Silva, President of Novartis Vaccines in the US.

Influenza prevention is important since an estimated 36,000 deaths in the US every year are blamed on influenza, which is similar to the 42,000 people in the US estimated to die from breast cancer every year and half the estimated 70,000 people who die annually of diabetes and its complications. Some estimates have shown that up to 20% of the US population each year becomes infected with the influenza virus, causing more than 200,000 people to be hospitalized.

Several influenza vaccines are available in the US. Each vaccine has its own specific indications, contraindications and side effects. Before vaccination, people should consult their healthcare provider to determine if they have any conditions precluding them from receiving a vaccine.

Important safety information

The most common side effect of vaccination with Fluvirin® Influenza Virus Vaccine is soreness at the injection site. Less common side effects include fever, malaise, myalgia and allergic reactions. Fluvirin vaccine should not be administered to anyone with a history of hypersensitivity to any component of the vaccine, including eggs, egg products or thimerosal. As is the case with most drugs and vaccines, there is a chance that a serious allergic reaction, serious illness or even death could occur as a result of vaccination with Fluvirin vaccine. Generally, persons should not be vaccinated during an acute febrile illness. Vaccination should be delayed in persons with an active, unstable neurological disorder, but should be considered when the disorder has been stabilized. The occurrence of any neurological symptoms or signs following administration of any vaccine is a contraindication to further use. Fluvirin vaccine is not indicated for use in children under four years of age. Persons should consult with their healthcare providers if they are pregnant and/or are taking other medications. Fluvirin vaccine may not protect 100% of individuals who are susceptible to influenza. Before administering Fluvirin vaccine, please see full prescribing information.

Disclaimer

This release contains certain forward-looking statements, relating to the Novartis Group’s business, which can be identified by the use of forward-looking terminology such as “expected,” “planned,” “committed,” “plans,” or similar expressions, or by express or implied discussions regarding potential future sales of Fluvirin. Such forward-looking statements reflect current views of Novartis regarding future events and involve certain known and unknown risks, uncertainties and other factors that may cause actual results with Fluvirin to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Fluvirin will reach any particular level of sales. In particular, management’s expectations regarding Fluvirin could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected additional analysis of existing clinical data and unexpected new clinical data; competition in general; unexpected production problems; the ability of Novartis to obtain or maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis focused on the development of preventive treatments. The division has two businesses: Novartis Vaccines and Chiron. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Chiron, the blood testing and molecular diagnostics business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world.

For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi	Eric Althoff
Novartis Global Media Relations	Novartis Vaccines & Diagnostics
+41 61 324 3018 (direct)	+1 617 871 7931 (US direct)
+41 79 596 1408 (mobile)	+1 617 899 8936(US Mobil)
john.gilardi@novartis.com	+41 79 593 4202 (CH mobile)
eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Ronen Tamir	+1 212 830 2433
Katharina Ambuehl	Jill Pozarek	+1 212 830 2445
Nafida Bendali	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

Media materials

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 15, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting